Exhibit 12.1

Transocean Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio amounts)

	Pro forma (a)		Historical
	Nine months	Year ended	Nine months ended
	September 30,	December 31,	September 30, 2007		Years ended December 31,
	2007	2006	2007	2006	2006	2005	2004	2003	2002
	(In millions, except ratio amounts)
Earnings:
Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principles (b)	$3,253	$2,200	$2,305	$914	$1,607	$802	$240	$22	$(2,489)
Less:
Equity in earnings in unconsolidated affiliates	(3)	5	(3)	8	5	10	9	5	8
Capitalized interest	46	16	46	7	16	—	—	—	—
Add:
Distribution of earnings in unconsolidated affiliates	—	4	—	4	4	3	11	3	11
Fixed charges (see below)	642	783	152	86	142	122	186	220	230
Amortization of capitalized interest	9	12	9	9	12	12	12	12	12

Earnings, as adjusted	$3,861	$2,978	$2,423	$998	$1,744	$929	$440	$252	$(2,244)

Fixed Charges:
Estimated interest portion of rent expense (c)	13	11	13	7	11	11	14	18	18
Interest expense, net of capitalized interest and including amortization of debt expense and debt discount or premium (d)	583	756	93	72	115	111	172	202	212
Capitalized interest	46	16	46	7	16	—	—	—	—

Total fixed charges	$642	$783	$152	$86	$142	$122	$186	$220	$230

Ratio of earnings to fixed charges (e)	6.01	3.80	15.94	11.60	12.28	7.61	2.37	1.15	(f )

(a)

The pro forma ratio shown above and in the prospectus supplements reflects the completion of the reclassification and merger transactions with GlobalSantaFe (the “Transactions”) and the issuance of senior notes and convertible notes in our concurrent public offerings, the borrowings under the 364-Day Revolving Credit Facility and the refinancing of borrowings under the Bridge Loan Facility assuming a completion date of January 1 of the respective period. The ratio shown above is based on the actual interest rates on the 5.25% notes due 2013, the 6.00% notes due 2018 and the 6.80% notes due 2038 and actual interest rates on the 1.625% Series A convertible notes due 2037, the 1.50% Series B convertible notes due 2037 and the 1.50% Series C convertible notes due 2037.

(b)

Pro forma income (loss) from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principles and pro forma interest expense, net of capitalized interest and including amortization of debt expense and debt discount or premium reflect the effects of the Transactions as presented in the pro forma condensed combined financial statements, adjusted for the effect of refinancing $10.0 billion of borrowings under the Bridge Loan Facility with proceeds from the issuance of the senior notes and the convertible notes and borrowings under the 364-Day Revolving Credit Facility. The effect of the refinancing is a reduction of pro forma interest expense in the amounts of $198 million and $264 million for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

(c)	Estimated interest portion of rent expense is assumed to be approximately 35% of rent expense.

(d)

Interest expense excludes interest on unrecognized tax benefits related to uncertain tax positions as calculated in accordance with FASB Interpretation No. 48, Accounting for Uncertain Tax Positions. Such amounts are recorded in income tax expense and are immaterial.

(e)

The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” consists of income (loss) from continuing operations before income taxes plus fixed charges, distributed earnings of unconsolidated affiliates and amortization of capitalized interest, less capitalized interest and undistributed equity in earnings of unconsolidated affiliates. “Fixed charges” consists of interest expense, capitalized interest, amortization of debt discount or premium and an estimate of the interest expense within rental expense.

(f)

Total fixed charges exceed total adjusted earnings available for payment of fixed charges by $2,474 million. Total adjusted earnings available for payment of fixed charges include $2,876 million goodwill impairment charge.